                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                SCHEDULE 13D/A
                   Under the Securities Exchange Act of 1934

                                Amendment No. 1


                           Frisby Technologies, Inc.
                           -------------------------
                               (Name of Issuer)


                        Common Stock, $0.0001 par value
                        -------------------------------
                        (Title and Class of Securities)


                                   358743102
                                   ---------
                                (CUSIP Number)


                                Chiara Servida
                          Finpart International S.A.
                              c/o Fin.part S.p.A.
                       51, Foro Buonaparte, 20121 Milan
                                     Italy
                                  +3902725501
                                  -----------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                               December 4, 2001
                               ----------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.


                              (Page 1 of 6 Pages)

   CUSIP No. 68617E101                          13D/A                             Page 2 of 6 Pages
---------------------------------------------------------------------------------------------------
               1  NAME OF REPORTING PERSONS
                  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  Finpart International S.A.
---------------------------------------------------------------------------------------------------
               2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [ ]
                                                                     (b) [ ]
---------------------------------------------------------------------------------------------------
               3  SEC USE ONLY

---------------------------------------------------------------------------------------------------
               4  SOURCE OF FUNDS

                  AF
---------------------------------------------------------------------------------------------------
               5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEM 2(d) or 2(e)                          [ ]
---------------------------------------------------------------------------------------------------
               6  CITIZENSHIP OR PLACE OF ORGANIZATION

                  Luxembourg
---------------------------------------------------------------------------------------------------

                       7       SOLE VOTING POWER

                               1,516,327 shares
    NUMBER OF        -----------------------------------------------------------------------------
     SHARES
  BENEFICIALLY        8       SHARED VOTING POWER
    OWNED BY
      EACH                     None
   REPORTING         -----------------------------------------------------------------------------
  PERSON WITH
                       9       SOLE DISPOSITIVE POWER

                               1,516,327 shares
                      -----------------------------------------------------------------------------

                      10       SHARED DISPOSITIVE POWER

                               None
---------------------------------------------------------------------------------------------------
              11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  1,516,327 shares
---------------------------------------------------------------------------------------------------
              12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                  [ ]
---------------------------------------------------------------------------------------------------
              13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  17.3%
---------------------------------------------------------------------------------------------------
              14  TYPE OF REPORTING PERSON

                  CO
---------------------------------------------------------------------------------------------------
                               SEE INSTRUCTIONS BEFORE FILLING OUT!
---------------------------------------------------------------------------------------------------

                              (Page 2 of 6 Pages)

   CUSIP No. 68617E101                          13D/A                             Page 3 of 6 Pages
---------------------------------------------------------------------------------------------------
               1  NAME OF REPORTING PERSONS
                  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  Fin.part S.p.A.
---------------------------------------------------------------------------------------------------
               2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [ ]
                                                                     (b) [ ]
---------------------------------------------------------------------------------------------------
               3  SEC USE ONLY

---------------------------------------------------------------------------------------------------
               4  SOURCE OF FUNDS

                  WC
---------------------------------------------------------------------------------------------------
               5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEM 2(d) or 2(e)                          [ ]
---------------------------------------------------------------------------------------------------
               6  CITIZENSHIP OR PLACE OF ORGANIZATION

                  Italy
---------------------------------------------------------------------------------------------------

                       7       SOLE VOTING POWER

                               None (See Item 5)
    NUMBER OF         -----------------------------------------------------------------------------
     SHARES
  BENEFICIALLY        8       SHARED VOTING POWER
    OWNED BY
      EACH                     None
   REPORTING          -----------------------------------------------------------------------------
  PERSON WITH
                       9       SOLE DISPOSITIVE POWER

                               None (See Item 5)
                      -----------------------------------------------------------------------------

                      10       SHARED DISPOSITIVE POWER

                               None
---------------------------------------------------------------------------------------------------
              11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  None (See Item 5)
---------------------------------------------------------------------------------------------------
              12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  [ ]
---------------------------------------------------------------------------------------------------
              13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  None (See Item 5)
---------------------------------------------------------------------------------------------------
              14  TYPE OF REPORTING PERSON

                  CO
---------------------------------------------------------------------------------------------------
                               SEE INSTRUCTIONS BEFORE FILLING OUT!
---------------------------------------------------------------------------------------------------


                              (Page 3 of 6 Pages)

   CUSIP No. 68617E101                          13D/A                             Page 4 of 6 Pages
---------------------------------------------------------------------------------------------------
               1  NAME OF REPORTING PERSONS
                  S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                  Gianluigi Facchini
---------------------------------------------------------------------------------------------------
               2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [ ]
                                                                     (b) [ ]
---------------------------------------------------------------------------------------------------
               3  SEC USE ONLY

---------------------------------------------------------------------------------------------------
               4  SOURCE OF FUNDS

                  OO
---------------------------------------------------------------------------------------------------
               5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEM 2(d) or 2(e)                          [ ]
---------------------------------------------------------------------------------------------------
               6  CITIZENSHIP OR PLACE OF ORGANIZATION

                  Italy
---------------------------------------------------------------------------------------------------

                       7       SOLE VOTING POWER

                               None (See Item 5)
    NUMBER OF         -----------------------------------------------------------------------------
     SHARES
  BENEFICIALLY        8       SHARED VOTING POWER
    OWNED BY
      EACH                     None
   REPORTING          -----------------------------------------------------------------------------
  PERSON WITH
                       9       SOLE DISPOSITIVE POWER

                               None (See Item 5)
                      -----------------------------------------------------------------------------

                      10       SHARED DISPOSITIVE POWER

                               None
---------------------------------------------------------------------------------------------------
              11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  None (See Item 5)
---------------------------------------------------------------------------------------------------
              12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  [ ]
---------------------------------------------------------------------------------------------------
              13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  None (See Item 5)
---------------------------------------------------------------------------------------------------
              14  TYPE OF REPORTING PERSON

                  IN
---------------------------------------------------------------------------------------------------
                               SEE INSTRUCTIONS BEFORE FILLING OUT!
---------------------------------------------------------------------------------------------------

                              (Page 4 of 6 Pages)

     This amendment (this "Amendment") amends and supplements the information
                           ---------
set forth in the Statement on Schedule 13D originally filed on December 3, 2001 (as amended, the "Statement") relating to the common stock of Frisby
                  ---------
Technologies, Inc. In addition to the Items specified below, each other Item of the Statement to which the information set forth below is relevant is amended hereby.

Item 3.  Source and Amount of Funds or Other Consideration.

     Item 3 of the Statement is amended as follows.

     Finpart International acquired the shares to which this statement relates as a result of a purchase in a private transaction of 1,716,327 shares of common stock in the Company previously held by Musi Investments S.A., for an aggregate consideration of USD $4,119,185. Finpart International obtained the funds used for such share purchase from Fin.part S.p.A., which in turn utilized its ordinary lines of credit granted by its bank lenders. As a result of an opportunity to diversify its holdings, Finpart International disposed of an aggregate of 200,000 shares of the Company's common stock on November 30, and December 4, 2001 for an aggregate consideration of $500,000.

     Following such disposition, Finpart International beneficially owns 1,516,327 Company common shares, or 17.3% of the total number of outstanding Company common shares.

Item 4.  Purpose of the Transaction.

     Item 4 of the Statement is amended by adding the following disclosure.

     As a result of an opportunity to diversify its holdings, Finpart International disposed of a small portion of its holdings to an investment fund. Finpart International currently has no intent to make any additional acquisitions or dispositions of the Company's common stock.

Item 5.  Interest in Securities of the Issuer.

     Item 5 of the Statement is hereby amended in its entirety as follows:

     (a) Aggregate number of Company common shares outstanding: 8,756,832 Number of Company common shares owned by Finpart
          International:                                           1,516,327
         Percent beneficially owned by Finpart International:          17.3%

     (b) Finpart International has sole power to vote and dispose of the 1,516,327 Company common shares to which this statement relates.

     (c) Not applicable.

     (d) Not applicable.

     (e) Not applicable.

                              (Page 5 of 6 Pages)

                                   SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

December 10, 2001

                                        FINPART INTERNATIONAL S.A.
                                        By:
                                           ----------------------

                                        FIN.PART S.p.A.
                                        By:
                                           ----------------------

                                        By:
                                           ----------------------
                                              Gianluigi Facchini



                              (Page 6 of 6 Pages)